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                                                               FILE NO. 70-10013

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          QUARTERLY FILING CERTIFICATE

                      PURSUANT TO ORDER GRANTING EXEMPTIONS
                              UNDER SECTION 3(b) TO
                        FOREIGN PUBLIC UTILITY COMPANIES

                     Release No 35-27497; File No. 70-10013

                  --------------------------------------------

                             DUKE ENERGY CORPORATION
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                (Name of the company filing this certificate and
                   address of its principal executive office)

                  ---------------------------------------------

                                 David L. Hauser
                            Senior Vice President and
                                    Treasurer
                             Duke Energy Corporation
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                     (Name and address of agent for service)

               Please also submit copies of all correspondence to:

                                 Robert T. Lucas III
                             Duke Energy Corporation
                             422 South Church Street
                      Charlotte, North Carolina  28201-1244

                                Adam Wenner, Esq.
                             Vinson & Elkins L.L.P.
                           The Willard Office Building
                         1455 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-1008

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     By order issued March 8, 2002, the Commission granted the application of
Duke Energy Corporation ("Duke Energy") under section 3(b) of the Public Utility Holding Company Act of 1935, as amended. The Commission's order required Duke Energy to file, on a quarterly basis, a certificate containing certain information regarding the capitalization and senior debt ratings of Duke Energy. Pursuant to that requirement, Duke Energy hereby submits its certificate.

                                   CERTIFICATE
                                   -----------

     The undersigned officer of Duke Energy Corporation hereby certifies as follows:

     1. The following table shows the Company's total capitalization as of June 30, 2002

CAPITALIZATION (IN MILLIONS OF DOLLARS)                             6/30/02
     Notes Payable and Commercial Paper                               2,673
     Long-Term Debt (including current portion)                      19,280
     Guaranteed Preferred Beneficial Interests
       in Subordinated Notes of DEC or Subsidiaries                   1,407
     Preferred and Preference Stock (including current portion)         247
     Minority Interest                                                2,996
     Total Common Stock Equity                                       14,737
                                                                    -------
Total Capitalization                                                 41,340
--------------------------------------------------------------------------------

     2. As of June 30, 2002, the Company's senior unsecured debt ratings were A1 from Moody's Investors Service, Inc., A+ from Standard & Poor's Ratings Service, a division of McGraw-Hill, Inc. and A+ from Fitch Ratings.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 30th day of August, 2002.

                                           /s/  Myron L. Caldwell
                                           ---------------------------------
                                           Myron L. Caldwell
                                           Vice President, Corporate Finance

          Respectfully submitted,
          DUKE ENERGY CORPORATION
          By:  /s/  Robert T. Lucas III
             --------------------------------
                 Robert T. Lucas III
                 Assistant Secretary

Dated:  August 30, 2002

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